FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1 .Name and Address of Reporting Person* Perper Alan B. (Last) (First) (Middle)				2. Issuer Name and Ticker or Trading Symbol Point West Capital Corporation/PWCC					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director ___ 10% Owner ___ Officer (give title ___ Other (specify below) below)
17 Reed Ranch Road (Street)				3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year June 2002
Tiburon, CA 94920 (City) (State) (Zip)						5. If Amendment, Date of Original (Month/Year)			7.Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person ___ ___ Form filed by More than One Reporting Person
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)				2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)		6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
					Code	V	Amount	(A) or (D)	Price
Common Stock										248,038		I	(1)
Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2.Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	4.Transaction Code (Instr. 8)	5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exerciseable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
			Code V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option to Buy	3.438	6/30/02	J (2)		10,000	(2)	(2)	Common Stock	10,000	0	0	D
Option to Buy	2.475	6/30/02	J (2)		10,000	(2)	(2)	Common Stock	10,000	0	0	D
Option to Buy	5.98125	6/30/02	J (2)		50,000	(2)	(2)	Common Stock	50,000	0	0	D
Option to Buy	2.13125	6/30/02	J (2)		75,000	(2)	(2)	Common Stock	75,000	0	0	D
Option to Buy	0.11	6/30/02	J (2)		66,842	(2)	(2)	Common Stock	66,842	0	0	D

Explanation of Responses:

(1)	Held in trust for the benefit of Reporting Person and members of his family.
(2)	According to the Incentive Stock Option Agreement, Mr. Perper's incentive stock options terminated 90 days after he ceased to be employed by Point West Capital Corporation.

 /s/   Alan B. Perper                                                                        June 12, 2002
_________________________________                                ___________________________
      Alan B. Perper                                                                               Date

Reminder:     Report on a separate line for each class of securities beneficially owned directly or indirectly.

             *        If the form is filed by more than one reporting person, see Instruction 4(b)(v).

            **       Intentional misstatements or omissions of facts constitute Federal Criminal Violations
                     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

           Note:  File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure

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Last update: 02/11/2002